

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

April 7, 2017

Douglas M. Wright
Chief Financial Officer
EnerJex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, TX 78209

> **Re: EnerJex Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 23, 2017**
> **File No. 001-36492**

Dear Mr. Wright:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Loan Lauren P. Nguyen *for*

                                H. Roger Schwall
                                Assistant Director
                                Office of Natural Resources